American Funds Insurance Series 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9447

October 6, 2015

Alison T. White

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement for American Funds Insurance Series – Cash Management Fund (the “Fund”)
File Nos. 002-86838 and 811-03857

Dear Ms. White:

This letter is in response to the oral comments you provided on September 23, 2015 to the Fund’s preliminary proxy statement (the “PRE14A”) filed on September 18, 2015. Our responses to your comments are set forth below. Necessary changes have been incorporated in the Fund’s definitive proxy statement filed today and further changes, if applicable, will be incorporated in a subsequent filing of the Fund’s amended registration statement pursuant to Rule 485 under the Securities Act of 1933 (the “1933 Act”). Capitalized terms used in this letter and not otherwise defined shall have the meaning ascribed to such terms in the PRE14A.

1. Comment:	Please include standard Tandy representations in the Fund’s response letter.

Response: The Fund has included standard Tandy representations below.

2. Comment:	For a more balanced discussion, where the Fund describes the reasons for and advantages of the Proposal, please also disclose the disadvantages of or risks associated with the proposed Conversion.

Response: We have updated the definitive proxy statement to address this comment.

3. Comment:	Where appropriate, please clarify that contractual expense rates will not change as a result of the proposed Conversion.

Response: We have updated the definitive proxy statement to address this comment.

4. Comment:	Where applicable, please clarify that the number of shares for a which a variable contract holder may give voting instructions includes fractional shares.

Response: We have updated the definitive proxy statement to address this comment.

5. Comment:	Please review Division of Investment Management, Guidance Update 2014- 01, “Risk Management in Changing Fixed Income Market Conditions” (Jan. 2014), and consider expanding the risk captioned “Low interest rate environment” accordingly.

Response:	As stated in the proxy statement, the risk disclosure captioned “Low interest rate environment” is a restatement of the risk disclosed in the Fund’s currently effective registration statement. We have reviewed Guidance Update 2014-01 and will update the risk disclosure in the Fund’s registration statement, as necessary, when the Fund next submits an amendment to its registration statement pursuant to Rule 485 under the 1933 Act.

6. Comment:	If any Participating Insurance Company beneficially owns any Fund shares in its own name, please disclose that those shares will be voted in accordance with the proportional voting procedures described in the proxy statement.

Response:	No Participating Insurance Company beneficially owns any Fund shares in its own name. Accordingly, no changes to disclosure in the Fund’s proxy statement are required.

Finally, as requested, the Fund acknowledges that:

  the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

  should the Commission or the staff, acting pursuant to delegated authority, allow the Fund’s filing to go automatically effective, the Commission shall not be foreclosed from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Fund may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Counsel